Exhibit 99.1

Yucheng Technologies Limited
Reports Audited Fiscal Results for 2006

-	Full year 2006 audited revenue: USD 37.1 million, up 69% from 2005. Full year 2006 pro forma revenue, including full year operating results from e-Channels: USD 40.0 million, up 60% from 2005.

-
Full year 2006 audited net income: USD 5.2 million, an increase of 190% from 2005. Full year 2006 pro forma net income, including full year operating results from e-Channels: USD 6.1 million, an increase of 95% from 2005.

Yucheng Technologies Limited (NASDAQ: YTEC), a China-based leading provider of IT and outsourced services for the Chinese banking industry, today announced its audited financial results for its fiscal year ended December 31, 2006. Yucheng reported audited revenue of $37.1 million, up 68.8% from $22.0 million in 2005. The audited net income for 2006 was $5.2 million, up 189.7% from 1.8 million in 2005. Based on the audited net income, on a U.S. GAAP basis, fully diluted EPS was $0.51, up 6.3% from $0.48 in 2005. The 2006 audited financial statements reflect Beijing Sihitech and its subsidiaries for the full year and e-Channels only for the period November 28, 2006 to December 31, 2006. On a full year pro forma basis, including full year operating results from e-Channels, the company had revenue of $40.0 million, up 60.2%, compared to $25.0 million reported for FY2005. The 2006 pro forma net income was $6.1 million, up 94.6% from $3.1 million in 2005.

"We are pleased to report a strong financial performance by our team and to announce record revenue and net income for the fiscal year 2006,” commented Mr. Weidong Hong, CEO of Yucheng. “The fiscal results reflect continued strong growth in all aspects of our businesses. The improvement of net profit margin is the result of our successful expansion into higher margin software and IT consulting businesses. In 2006, we focused on a number of core strategic initiatives including 1) improving the breadth and quality of our web banking software platform and IT solution offerings, 2) penetrating existing and new banking clients through cross-selling, and 3) entering into new businesses with higher margins and recurring revenues.”

Key Financial Indicators:

The audited financial statements were prepared in accordance with US GAAP, under which only one month of operational result of Beijing e-Channels Century Technology Co., Ltd. (e-Channels) is consolidated and included in Yucheng’s audited consolidated financial performance for 2006, and only the operational result of Beijing Sihitech Technology Co., Ltd. (Sihitech) for 2005 is presented as Yucheng’s audited financial performance for 2005. In accordance with US GAAP, Sihitech is deemed to be the accounting acquirer and e-Channels and China Unistone are deemed to be accounting acquirees in the 3-party combination which was consummated on November 24, 2006. To provide our shareholders with a more complete and accurate view of Yucheng Technologies’ operational result in 2006 and 2005, our accountants also prepared the pro forma operational results which presents the combined operating results of Sihitech and e-Channels as if the acquisition of e-Channels had occurred as of January 1, 2004. Pro forma result should be read and referenced in conjunction with the audit report and “Pro Forma Results” in Note 20 to the audit report contained in Form 20-F.

(All numbers in US$ thousands, except per-share amounts)

Audited:

	2006	2005	Change (%)
Consolidated Revenue	$37,093	$21,973	68.8%
Cost of Revenue	$27,576	$16,491	67.2%
Gross Profit	$9,517	$5,482	73.6%
Total Operating Expenses	$3,722	$3,153	18.0%
Income from Operations	$5,796	$2,329	148.8%
Net Income	$5,216	$1,801	189.7%
# of Shares Diluted	10,292,308	3,754,484	174.1%
EPS Diluted	$0.51	$0.48	6.3%

Pro forma:

	2006	2005	Change (%)
Consolidated Revenue	$39,980	$24,954	60.2%
Cost of Revenue	$28,599	$17,477	63.6%
Gross Profit	$11,380	$7,477	52.2%
Total Operating Expenses	$4,629	$3,708	24.8%
Income from Operations	$6,751	$3,769	79.1%
Net Income	$6,110	$3,140	94.6%
# of Shares Diluted	10,292,308	3,754,484	174.1%
EPS Diluted	$0.59	$0.84	(29.8%)

Note:	The United States dollar amounts in the above table are calculated based on the US$:RMB conversion rate of 7.8087 as of December 31, 2006 and 8.0702 as of December 31, 2005.

The fiscal year highlights include:

•	Recorded the highest full year revenue in the company's history due to strong growth across all solution and service offerings, especially in the Non-System Integration businesses.

•
Pro forma non-System Integration business revenue increased 47.0% year-over-year. It contributed to approximately 75% of gross profits in 2006, and helped to drive Yucheng’s net profit margin improvement year-over-year.

•
Following a first US$1.0 million contract for on-line banking initiative with China Construction Bank (CCB) in 2005, the Company signed a second contract with CCB for approximately $2.5 million in 2006, which demonstrates Yucheng’s ability to up sell more features and functionalities to core existing customers.

•	Signed several contracts with new customers such as a contract with China CITIC Bank to provide web-banking solution and implementation services.

•	Successfully completed the integration between Sihitech and e-Channels.

Financial Results

2006 audited revenue was USD 37.1 million, up 68.8% from the USD 22.0 million in 2005. To provide our shareholders with a more complete and accurate view of Yucheng Technologies’ operational result in 2006 and 2005, the following financial discussion is based on the Pro Forma operational result which presents the combined operating results of Sihitech and e-Channels as if the acquisition of e-Channels had occurred as of January 1, 2004. Pro Forma result should be read and referenced in conjunction with the audit report and “Pro Forma Results” in Note 20 to the audit report contained in Form 20-F.

Pro forma revenue was $40.0 million in 2006, an increase of 60.2% compared to the $25.0 million in 2005. The mix of revenue on a pro forma basis was 62.3% from system integration and 37.7% from non-system integration businesses. The non-system integration revenue on a pro forma basis grew 47.0% from 2005 to 2006, maintaining the growth momentum seen in the previous years. The growth mainly came from web banking and other IT consulting businesses. This resulted from management’s efforts to migrate from low-margin system integration business to higher-margin IT consulting, software, and maintenance and support service businesses since 2004. Nevertheless, system integration will continue to remain an important component of the company’s business mix in the foreseeable future because system integration continue to play an important role in securing and solidifying customer relationships and building awareness of the company’s brand and other product and service offerings.

The cost of revenues on a pro forma basis was $28.6 million compared to $17.5 million, representing an increase of 63.6% year-over-year. The pro forma gross profit amount for 2006 was $11.4 million, up 52.2% compared to the $7.5 million in 2005.

The overall gross margin on a pro forma basis was 28.5% for the year ended December 31, 2006, as compared to 30.0% for the year ended December 31, 2005. The decrease was mainly due to the significant increase of system integration revenue and its percentage of the overall revenue. From an overall aspect, non-system integration businesses contribute 74.5% of the total pro forma gross margin in 2006.

Selling and marketing expenses on a pro forma basis totaled $2.0 million, a 21.7% increase from 1.7 million in 2005; while pro forma general and administrative expenses totaled $2.6 million, up 24.6%, compared to $2.1 million reported for last year. The increase was mainly attributable to an increase in staff costs from higher employee headcount due to the company’s rapid growth.

Research and development expenses on a pro forma basis increased by 65.6% to $482,146 compared to $291,137 in 2005, which was mainly related to investment in developing higher margin software products.

Income from operations was $6.8 million up 79.1% as compared to $3.8 million for 2005. Operating margin for was 16.9% versus 15.1% for 2005. The effective tax rate for 2006 was 7.3%, compared to 14.6% in 2005, mainly because the tax holiday of one subsidiary, Shanghai Sihitech Software Co, Ltd., was approved in 2006, and also because of Yucheng’s effective tax planning of utilizing newly obtained tax holiday of another subsidiary, Shanghai Software Co., Ltd., and income tax credit from increased research and development activities.

Business Outlook:

Mr. Weidong Hong concluded, “We remain confident in our opportunity to penetrate deeper into the existing markets, increase recurring service revenues and improve profits. In addition to organic growth, we are also actively seeking acquisition opportunities to support our growth. We are targeting businesses that are accretive and with highly complementary customer bases or product offerings. We also will look to deploy capital wisely and enter into strategic opportunities that we believe will provide significant returns to our shareholders.”

Teleconference Information

Management will conduct a conference call to discuss its financial results for fiscal year 2006 as well as for first quarter 2007 at 8:00 a.m. EST on Tuesday, June 26, 2007. Interested parties may dial toll-free at 1-866-519-4004 if dialing from the States, 1-800-407-1908 if dialing from Canada, or 0-808-234-6646 if dialing from UK. For NetCom or Telecom Users in China, please dial 10-800-650-0419 and 10-800-265-0432 respectively. Interested parties in other countries might dial at 65 67357955. Please dial in approximately 10 minutes prior to the start of the call, and provide the conference call ID 4046003 to join.

The record of this call can be accessed and downloaded at www.intercallapac.com/ftp/conf4046003.zip for 48 hours after the end of the call. The webcast can also be accessed at Yucheng’s website at http://www.yuchengtech.com/yucheng/en/13.htm.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT solution and services provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 800 employees and has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks ranging from 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It has a 70% market share in 2005 in China's web banking application market, calculated based on users according to a third party research report.

Safe Harbor Statement:

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations,
Tel: 8610- 64420533
Email: investors@yuchengtech.com

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2006 and 2005

	2006	2006	2005
	USD	RMB	RMB
Assets

Current assets:
Cash	12,595,907	98,357,657	42,715,712
Trade accounts receivable, net	14,932,874	116,606,333	55,209,183
Costs and estimated earnings in
excess of billings on uncompleted contracts	2,180,002	17,022,985	7,647,912
Due from related parties	49,543	386,867	2,599,256
Inventories	724,212	5,655,156	10,342,872
Pre-contract costs	205,642	1,605,795	645,557
Deposit for acquisition of businesses	5,730,787	44,750,000	7,000,000
Other current assets	2,693,846	21,035,434	17,366,990
Deferred income taxes	54,760	427,601	576,756
Total current assets	39,167,573	305,847,828	144,104,238

Investments in and advances to affiliates	404,853	3,161,376	4,274,875
Office equipment, furniture and motor vehicles	1,718,641	13,420,353	11,345,868
Less: accumulated depreciation	(891,169)	(6,958,874)	(5,548,823)
Net office equipment, furniture and motor vehicles	827,472	6,461,479	5,797,045
Intangible assets, net	4,636,819	36,207,527	4,775,449
Other non-current assets	5,812	45,383	52,377
Deferred income taxes	18,367	143,426	133,361
Goodwill	4,773,343	37,273,607	-
Total assets	49,834,239	389,140,626	159,137,345

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
December 31, 2006 and 2005

	2006	2006	2005
	USD	RMB	RMB
Liabilities and owners’ equity

Current liabilities
Short-term loan	4,097,993	32,000,000	12,000,000
Current installment of long-term loan	448,218	3,500,000	1,500,000
Trade accounts payable	4,705,328	36,742,492	45,339,380
Billings in excess of costs and estimated earnings on uncompleted contracts	125,277	978,248	7,253,880
Employee and payroll accruals	342,101	2,671,365	2,924,712
Dividends payable to ex-owners	4,866,367	38,000,000	5,720,291
Income taxes payable	543,076	4,240,717	3,332,128
Due to related parties	116,274	907,948	5,407,949
Other current liabilities	2,840,126	22,177,691	18,068,763
Total current liabilities	18,084,760	141,218,461	101,547,103

Long-term loan	-	-	3,500,000
Deferred income taxes	677,796	5,292,707	491,497
Total liabilities	18,762,556	146,511,168	105,538,600

Owners’ equity
Preferred stock, $0.0001 par value, authorised 2,000,000 shares and none issued;

Common stock, $0.0001 par value, authorised 60,000,000 shares; 9,528,320 shares and none Issued and outstanding as of December 31, 2006 and both of December 31, 2005 and 2004	2,561,403	20,001,229	20,000,000

Additional paid-in capital	22,596,713	176,450,960	13,000
Reserves	2,431,281	18,985,144	11,575,964
Retained earnings	3,500,112	27,331,325	22,009,781
Accumulated other comprehensive loss	(17,826)	(139,200)	-
Total owners’ equity	31,071,683	242,629,458	53,598,745
Total liabilities and owners’ equity	49,834,239	389,140,626	159,137,345

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2006 and 2005

	2006	2006	2005
	USD	RMB	RMB
Revenues:
System integration	24,359,348	190,214,841	116,219,840
Software development	8,619,783	67,309,300	39,482,048
E-Channels solution	1,687,476	13,176,993	-
IT consulting	-	-	6,674,139
Maintenance and support	1,870,249	14,604,215	12,464,029
Agency fees	556,440	4,345,076	2,486,624
Total revenues	37,093,296	289,650,425	177,326,680

Cost of revenues:
System integration	(22,017,235)	(171,925,981)	(107,327,345)
Software development	(4,186,120)	(32,688,159)	(19,571,079)
e-Channels solutions	(390,890)	(3,052,348)	-
IT consulting	-	-	(3,762,060)
Maintenance and support	(981,717)	(7,665,935)	(2,424,429)
Total cost of revenues	(27,575,962)	(215,332,423)	(133,084,913)
Gross profit	9,517,334	74,318,002	44,241,767

Operating expenses:
Research and development	(115,491)	(901,833)	(352,059)
Selling and marketing	(1,791,558)	(13,989,741)	(11,180,831)
General and administrative	(2,219,382)	(17,330,492)	(14,920,621)
Subsidies and value-added tax refunds	404,723	3,160,363	1,008,272
Total operating expenses	(3,721,708)	(29,061,703)	(25,445,239)

Other income (expenses):
Interest income	14,977	116,954	141,680
Interest expense	(161,698)	(1,262,652)	(617,684)
Equity in loss of affiliates	(17,287)	(134,987)	(758,609)
Other income (expense), net	3,403	26,576	431,714
Income before minority interests and income taxes	5,635,021	44,002,190	17,993,629
Minority interests	-	-	-
Income before income taxes	5,635,021	44,002,190	17,993,629
Income tax expense	(418,951)	(3,271,466)	(3,463,029)
Net income	5,216,070	40,730,724	14,530,600
Earnings Per Share
- Basic and Fully Diluted	USD0.64	RMB5.02	RMB3.87
Weighted average common shares outstanding
- Basic and Fully Diluted	USD0.51	RMB3.96	RMB3.87